EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended September 30,
	2016	2015
	(Millions)
Net income attributable to Tenneco Inc.	$323	$179
Add:
Interest expense	76	49
Portion of rental representative of the interest factor	16	15
Income Tax Expense	5	122
Noncontrolling interests	49	41
Amortization of interest capitalized	3	3
Undistributed losses of affiliated companies in which less
than a 50% voting interest is owned	—	1
Earnings as defined	$472	$410
Interest expense	76	49
Interest capitalized	4	5
Portion of rentals representative of the interest factor	16	15
Fixed charges as defined	$96	$69
Ratio of earnings to fixed charges	4.92	5.94